S O N F I E L D & S O N F I E L D

A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 2500 WILCREST DRIVE, 3RD FLOOR HOUSTON, TEXAS 77042-2754 WWW.SONFIELD.COM TELECOPIER (713) 877-1547 ____ TELEPHONE (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com Jennifer Abney Legal Assistant jennifer@sonfield.com

July 23, 2018

By EDGAR correspondence

Ms. Dorrie Yale

Division of Corporation Finance

U.S. Securities and Exchange Commission Washington, D.C. 20549

Re: Neutra Corp. Registration Statement on Form S-1 Filed May 21, 2018 File No. 333-225072

Dear Ms. Yale:

This letter is in response to your letter of comment dated June 13, 2018 covering the captioned Registration Statement filed with the Commission on May 21, 2018. For your convenience, we will restate your comments followed by our responses.

Cover Page

1.        We note that you are registering 2,000,000 shares of common stock that are issuable upon conversion of a convertible promissory note issued by you in July 2015 to the selling stockholder. However, the note, filed as an exhibit to your registration statement, provides that the entire principal amount, together with accrued and unpaid interest, was due and payable on July 31, 2017, and there is no indication that the repayment date was extended. In addition, Section 5.11 of the note appears to limit the holder’s ability to convert the note when the shares issuable upon conversion would cause the holder’s beneficial ownership to exceed 4.99% of the number of shares of common stock outstanding on the conversion date, and the note does not appear to provide for partial conversion as Section 3.01 only provides for the conversion of the “outstanding principal and interest due [thereunder].” Please revise your registration statement to clarify the convertibility status of the promissory note overlying the resale shares.

The pre-effective amended registration statement discloses in the Offering subsection of the Prospectus Summary that the date of maturity has been extended to July 31, 2019 and the written evidence executed by the holder is attached as an exhibit.

The limitation to 4.99% ownership in paragraph 5.11 has been described in the Calculation of Registration Fee section, the Offering subsection of the Prospectus Summary, the Risk Factors and the Selling Stockholder section.

SONFIELD & SONFIELD

Ms. Dorrie Yale

Division of Corporation Finance

July 23, 2018

2.        We refer to your language on your registration statement cover page and in footnote 4 to the selling stockholder table that the registration statement covers “any additional shares” of common stock that may become issuable because of “any increase in the public float,” as well as “stock split, stock dividend, anti-dilution provisions or similar transaction[s].” Since Rule 416 only permits you to register an indeterminate number of additional shares that may become issuable pursuant to stock splits, stock dividends or similar transactions, please clarify this disclosure. We also note that Section 3.01 of the promissory note states that the conversion price is fixed and not subject to adjustment from forward or reverse stock splits. For guidance, please refer to Securities Act Rules CD&I 213.02, available on the Commission’s website.

The pre-effective amendment has deleted all references to registration of additional shares, provides the total number of shares registered is 2,000,000 and in no event shall the note holder be entitled to convert, nor shall the Company issue, that number of shares which when added to the sum of the number of shares common stock beneficially owned (as such term is defined under Section 13(d) and Rule 13d-3 of the 1934 Act and expressed by the Commission’s amicus curiae brief in the case of Mark Levy v. Southbrook International Investments, Ltd. (2nd Cir. Mar 31, 2001)) by the holder, exceed 4.99% of the number of shares of common stock outstanding on the conversion date, as determined in accordance with Rule 13d-1(j) of the 1934 Act.

Very truly yours,

Robert L. Sonfield, Jr.

Managing Director

cc: Christopher Brown (via e-mail)